SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2(b)

YRC Worldwide Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

984249607

(CUSIP Number)

March 14, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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(1)	Names of Reporting Persons. SOLUS ALTERNATIVE ASSET MANAGEMENT LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) Sole Voting Power N/A
(6) Shared Voting Power 2,576,095[1]
(7) Sole Dispositive Power N/A
(8) Shared Dispositive Power 2,576,095[2]
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,576,095[3]
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 8.91%
(12)	Type of Reporting Person (See Instructions) IA

[1]	Includes 29,406 shares of Common Stock (as defined in Item 2(d) below) issuable upon the exercise of 10% Series A Convertible Notes.
[2]	See Footnote 1.
[3]	See Footnote 1.

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(1)	Names of Reporting Persons. SOLUS GP LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) Sole Voting Power N/A
(6) Shared Voting Power 2,576,095[4]
(7) Sole Dispositive Power N/A
(8) Shared Dispositive Power 2,576,095[5]
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,576,095[6]
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 8.91%
(12)	Type of Reporting Person (See Instructions) OO

[4]	Includes 29,406 shares of Common Stock issuable upon the exercise of 10% Series A Convertible Notes.
[5]	See Footnote 4.
[6]	See Footnote 4.

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(1)	Names of Reporting Persons. CHRISTOPHER PUCILLO
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) Sole Voting Power N/A
(6) Shared Voting Power 2,576,095[7]
(7) Sole Dispositive Power N/A
(8) Shared Dispositive Power 2,576,095[8]
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,576,095[9]
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 8.91%
(12)	Type of Reporting Person (See Instructions) IN

[7]	Includes 29,406 shares of Common Stock issuable upon the exercise of 10% Series A Convertible Notes.
[8]	See Footnote 7.
[9]	See Footnote 7.

13G	Page 5 of 8

Preliminary Statement:

This Schedule 13G is filed by (i) Solus Alternative Asset Management LP, a Delaware limited partnership (“Solus”), (ii) Solus GP LLC, a Delaware limited liability company (“Solus GP”) and (iii) Christopher Pucillo, a United States citizen (“Pucillo”, and together with Solus and Solus GP, the “Reporting Persons”), and amends, supplements and replaces in its entirely the Schedule 13D filed on February 3, 2014, as previously amended (the “Schedule 13D”) by the Reporting Persons, relating to the shares of Common Stock (as defined in Item 2(d) below) of YRC Worldwide, Inc., a Delaware corporation (the “Issuer”). The Schedule 13D superseded a Schedule 13G previously filed by the Reporting Persons on August 31, 2013 relating to the Common Stock of the Issuer.

In connection with the closing on January 31, 2014 of that certain Stock Purchase Agreement and that certain Exchange Agreement, in each case dated December 22, 2013, which were previously filed as exhibits to the Schedule 13D, the Reporting Persons determined that they no longer hold any shares of Common Stock of the Issuer with any purpose, or with the effect of, changing or influencing control of the Issuer or in connection with or as a participant in any transaction having that purpose or effect. In accordance with Rule 13d-1(h), the Reporting Persons accordingly determined to again report their beneficial ownership of shares of Common Stock of the Issuer on Schedule 13G.

Item 1(a).	Name of Issuer:

YRC Worldwide, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

10990 Roe Avenue, Overland Park, Kansas 66211

Item 2(a).	Names of Persons Filing:

This statement is filed by:

(i)	Solus, which is registered as an investment advisor with the United States Securities and Exchange Commission (the “SEC”) and serves as the investment manager to certain investment funds advised by Solus (the “Funds”) with respect to the Common Stock;

(ii)	Solus GP, which serves as the general partner to Solus with respect to the shares of Common Stock held by the Funds; and

(iii)	Pucillo, who serves as the managing member to the Solus GP with respect to the shares of Common Stock held by the Funds.

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

410 Park Avenue, 11th Floor, New York, NY 10022

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Item 2(c).	Citizenship:

(i)	Solus: Delaware;

(ii)	Solus GP: Delaware; and

(iii)	Pucillo: United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

984249607

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐	(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

☐	(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

☐	(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

☐	(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

☒	(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

☐	(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

☒	(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

☐	(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐	(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

☐	(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

☐	(k)	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

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If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership:

Reference is made to Items 5-9 and 11 of pages 2, 3 and 4 of this Schedule, which Items are incorporated by reference herein.

Each Reporting Person hereby expressly disclaims beneficial ownership in the securities reported in this Schedule 13G and membership in a “group” as that term is described in Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended.

The aggregate percentage of shares of Common Stock reported as beneficially owned by the Reporting Persons was calculated based on 28,901,590 shares of Common Stock outstanding as of March 4, 2014, as reported by the Issuer in their 10-K filed with the SEC on March 10, 2014.

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The Funds managed on a discretionary basis by the Reporting Persons had the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the Common Stock. One such account, Sola Ltd, had the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of more than 5% of the Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

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Item 10.	Certification:

By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 14, 2014

By:	/s/ Christopher Pucillo
Christopher Pucillo
individually and as managing member of Solus GP LLC,
for itself and as the general partner of
Solus Alternative Asset Management LP